UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                             (Amendment No. ______)*

                                AZCO MINING INC.
                       ----------------------------------
                                (Name of Issuer)

                                  Common Shares
                       ----------------------------------
                         (Title of Class of Securities)

                                   054774 10 4
                       ----------------------------------
                                 (CUSIP Number)

                  James Benham, Esq., Moore & Benham, P.L.L.C.
                   1144 East Jefferson, Phoenix, Arizona 85034
      --------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 9, 1999
                          ----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this


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form with respect to the subject  class of  securities,  and for any  subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 054774 10 4                                   Page ____ of _____ Pages
          -----------


1 Name of Reporting Person                                    Lawrence G. Olson
                                                              -----------------
  S.S. or I.R.S. Identification No. of Above Person

2 Check the appropriate box if a member of a group      (a) [ ]    (b)    [x]

3 SEC USE ONLY

4 Source of Funds:    PF
                            -----

5 Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6 Citizenship or Place of Organization:        United States
                                               -------------

NUMBER OF                           7 Sole Voting Power: 1,500,000 Shares
SHARE
BENEFICIALLY                        8 Shared Voting Power
OWNED BY
EACH                                9 Sole Dispositive Power: 1,500,000 Shares
REPORTING
PERSON                              10 Shared Dispositive Power
WITH

11 Aggregate Amount Beneficially Owned by Each Reporting Person:   1,500,000
                                                                   ---------
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [   ]

13 Percent of Class Represented by Amount in Row (11):          5%
                                                             --------


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14 Type of Reporting Person*: IN
                              --

ITEM 1.  SECURITY AND ISSUER

         AZCO Mining Inc. non-assessable common stock

         AZCO MINING INC.
         999 West Hastings Street, Suite 1250
         Vancouver, B.C.  V6C 2W2 Canada

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Lawrence G. Olson;

         (b)      3045 South 35th Avenue, Phoenix, Arizona, 85041;

         (c)      Mine Operator;

         (d)      None;

         (e)      None; and

         (f)      United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Personal Funds -- 1,000 shares of Arizona Mica Properties, Inc.

ITEM 4.  PURPOSE OF TRANSACTION

     The securities were acquired as the result of a merger between AZCO Mining Inc. and Arizona Mica Properties, Inc. and the addition of Lawrence G. Olson as a Director of AZCO.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      1,500,000 shares of common stock -- approximately 5%;

         (b)      sole voting and dispositive power for all 1,500,000 shares;

         (c)      None;

         (d)      None;

         (e)      None.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Merger Plan
         Voting Agreement

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 1999                              /s/ Lawrence Olson
---------------------------                 ------------------------------------
Date                                        Signature


                                            Lawrence Olson
                                            ------------------------------------
                                            Name/Title



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements of omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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